SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION IN THE
EXTRAORDINARY GENERAL MEETING

176th Extraordinary General Meeting
July 23, 2009

TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors	3
2. Message from the Chief Executive Officer	4
3. Guidance for participation in the Extraordinary General Meeting	5
3.1. Attending Shareholder	5
3.2. Shareholder Represented by Proxy	5
3.3. Holders of ADRs	5
4. Call Notice	6
5. Information on the matters to be examined and discussed at the Extraordinary General Meeting	7
5.1. Criteria for application of the annual rate adjustment index - IRT/2009	7
5.2. Programa de Suinocultura Noturna (Eletricity Tariffs Reduction Program for Night Swine Raising)	8

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Annual General Meeting 2/7

1. Message from the Chairman of the Board of Directors

Dear Shareholder:

I am glad to present you this Manual for Participation in the Extraordinary General Meeting of Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

The development of this manual is based on Copel’s Corporate Governance policy, which is oriented by transparency ad equity.

The manual’s purpose is to present, in a clear and brief way, information related to the Company’s Extraordinary General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage shareholders’ participation in the annual corporate agenda events of the Company.

Copel’s 176th Extraordinary General Meeting (EGM) was called for June 23, 2009, at 2:30 pm, at the Company's headquarters at Rua Coronel Dulcídio nº 800, in Curitiba.

The matters to be presented in the EGM for resolution of shareholders are described in the Call Notice and in this manual.

Your participation is very important, considering relevant issues to the Company are dealt with in the meetings.

The CEO, who will be able to provide further clarification required on any matter included in the EGM agenda, will attend the 176th EGM.

Sincerely yours,

João Bonifácio Cabral Júnior
Chairman of the Board of Directors

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Annual General Meeting 3/7

2. Message from the Chief Executive Officer

Dear Shareholder:

We are pleased to present you the Manual for Participation in the Extraordinary General Meeting of Companhia Paranaense de Energia - Copel. In this manual you will find information on the date, time and place of the Extraordinary General Meeting and on the matters of the agenda, in addition to guidelines to ensure your voting right is fully exercised.

The quorum for the instalation of General Meetings is established according to the matters to be examined.

For the Extraordinary General Meeting, in which the Company criteria for application of the annual rate adjustment index - IRT/2009 and the Electricity Tariffs Reduction Program for Swine Raising will be examined, the attendance of one quarter of holders of common shares is required.

In item 5 of this manual are specified the types of shares granting the right to vote on the items of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

Counting on your presence at the 176th EGM, we take this opportunity to acknowledge the trust placed on Copel and its managers, renewing, on behalf of the Executive Board, our purpose to continue acting so as to fully observe the Company’s Corporate Governance guidelines, based on the principles of ethics, transparency, management excellence and responsibility in conducting our business. These factors are essential for the Company to grow and promote sustainable development, maintaining a fair balance between the interests of the shareholders and those of the Company.

Warm regards,

Rubens Ghilardi
Chief Executive Officer

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Annual General Meeting 4/7

3. Guidance for Participation in the Extraordinary General Meeting

Copel’s shareholders may take part in the General Meeting by attending it at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below:

3.1. Attending Shareholder

The shareholder wishing to take part in the EGM shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

• Identity card (RG), or Alien’s Identity Card (RNE), or Brazilian Driver’s License (CNH), or an accreditation card issued by an official professional organization;
• Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

3.2. Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the EGM may appoint a proxy with powers to represent him/her.

Pursuant Article 126, paragraph 1, of the Brazilian Corporation Law 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the EGM.

The documents required are the following:

• Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);
• Bylaw or Articles of Incorporation and instrument of election/appointment of the managers in the event the grantee is a legal entity; and
• Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the first and second items above shall be forwarded to Copel’s headquarters, Diretoria de Finanças, Relações com Investidores e de Controle de Participações, at Rua Coronel Dulcício nº 800 – 3rd floor, preferably 48 hours prior to the Meeting.

3.3. Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the EGM.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the EGM procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at (55 41) 3331-4269 or through the email acionistas@copel.com

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Annual General Meeting 5/7

4. Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are summoned to attend the Extraordinary General Meeting to be held on June 23, 2009, at 2:30 pm, at the Company’s headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba, to resolve on the following agenda:

1. Criteria for application of the annual Rate Adjustment Index - IRT/2009;

2. Programa de Suinocultura Noturna (Eletricity Tariffs Reduction Program for Night Swine Raising).

Notes:
a) Documents related to the matters to be discussed at the General Meeting along with the Manual for Participation in the Meeting are at the shareholders’ disposal at the Company’s headquarters.
b) Powers of attorneys for representation at the General Meeting shall be deposited at Copel's headquarters, “Diretoria de Finanças, Relações com Investidores e de Controle de Participações, Departamento de Acionistas”, at Rua Coronel Dulcídio, 800, 3rd floor, in the city of Curitiba, up to 48 hours prior to the meeting.

Curitiba, June19, 2009

João Bonifácio Cabral Júnior
Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Diário Oficial do Estado do Paraná and in the newspapers O Estado do Paraná and Diário de São Paulo, on 23, 24 and 25 of June 2009 editions, being also available on the Company’s website (www.copel.com/ir).

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Annual General Meeting 6/7

Information on the matters to be examined and discussed at the Extraordinary General Meeting

Below, the Company’s Management presents some clarifications related to each item for resolution at the EGM for the exercise of a conscious vote.

4.1. Criteria for application of the annual Rate Adjustment Index - IRT/2009;

4.1.1. Clarifications

Copel, committed to the actions of government and the interests of its shareholders, has made all necessary investments to expand the electrical system; extend the Company's participation in the market; ensure conditions for the continuity of the State Growth Project and increase the Company's business efficiency, without neglecting the social role of public Company.

As the Agência Nacional de Energia Elétrica - Aneel (Eletrical Energy National Agency) disclose the annual rate adjustment index, with effect from June 24th 2009, Copel’s Board of Directors, considering the crisis plaguing the global economy, under the guidance of the majority shareholder, recommended the rate adjustment has no effect for the consumer.

Relevant fact was published on the subject by Copel and it is available on the website (www.copel.com)

4.1.2. Voting right

In item 1 of the agenda, only holders of common shares are entitled to vote.

4.2 Programa de Suinocultura Noturna (Eletricity Tariffs Reduction Program for Night Swine Raising).

4.2.1. Clarifications

In attendance to the majority shareholder proposal and the criteria of Aneel, the management of the Company decided to deploy the Programa de Suinocultura Noturna (Eletricity Tariffs Reduction Program for Night Swine Raising), to be implemented along the lines of the Programa de Irrigação Noturna – PIN (Night Irrigation Program), in which the applicant must provide the individualization of electrical installations which assist the swine raising in order to install a special meter, to enable the application of reduced tariffs exclusively for this activity.

4.2.2. Voting right

In this item 2, only holders of common shares are entitled to vote.

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Annual General Meeting 7/7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.